# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Progyny, Inc., CIK 0001551306
CUSIP: 74340E103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1359 BROADWAY, 2ND FLOOR, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: investment adviser (IA), insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 69,575; shared voting power 5,281,294; sole dispositive power 69,575; shared dispositive power 5,281,294; aggregate amount beneficially owned 5,350,869 (6.3% of the class)
  Comment: Item 5, Item 7 and Item 9 - Represents shares held by Thrivent Financial for Lutherans in its general account and held in the Thrivent Financial Defined Benefit Plan Trust for which Thrivent Financial for Lutherans serves as investment adviser.
  
  Item 6, Item 8 and Item 9 - Represents 1,802,526 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 3,478,768 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
  
  Item 11 - The percentage calculations used herein are based on the statement in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on March 3, 2025, that there were 85,413,283 shares of Progyny, Inc. Common Stock outstanding as of January 31, 2025.

## Item 1. Issuer
Name of issuer: Progyny, Inc.
Address of issuer's principal executive offices: 1359 BROADWAY, 2ND FLOOR, NEW YORK, NEW YORK, 10018.

## Item 2. Person Filing
Name of person filing: Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Avenue, Suite 2500
Minneapolis, Minnesota 55402
Citizenship: Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,350,869
Percent of class: 6.3
Sole power to vote or to direct the vote: 69,575
Shared power to vote or to direct the vote: 5,281,294
Sole power to dispose or to direct the disposition: 69,575
Shared power to dispose or to direct the disposition: 5,281,294

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: /s/ David S. Royal, Chief Financial Officer (04/29/2025)